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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              dated April 14, 1998


                             GENESIS MICROCHIP INC.

                      200 Town Centre Boulevard, Suite #400
                        Markham, Ontario, Canada L3R 8G5
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F [X]     Form 40-F [ ].

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes [ ]     No [X].

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                 _________________

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                             Genesis Microchip Inc.
                                    Form 6-K

         Genesis Microchip Inc. (the "Company") reported its results for the quarter ended February 28, 1998 in a press release dated as of March 24, 1998. Such press release is attached as Exhibit 1.(A) hereto and is incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nine Month Results

Total revenues for the nine months ended February 28, 1998 were $10.2 million, an increase of 237.9% over total revenues of $3.0 million in the same period in the previous year. Net income for the nine month period was $1.8 million, compared with a loss of $2.9 million in the corresponding period in the previous year. Fully diluted earnings per share for the nine month period was $0.16 on 12.1 million shares, compared with a loss of $0.38 on 7.4 million shares in the corresponding period in the previous year.

Revenues and Gross Profit - Three Month Results

Total revenues for the three months ended February 28, 1998 were $4.8 million, an increase of 297.7% over total revenues of $1.2 million in the same period in the previous year. This growth is primarily attributable to increased revenues from the Company's AIM product line since its introduction in the third quarter of fiscal 1997.

Gross profit in the three months ended February 28, 1998 was 70.6%, compared with 61.5% in the same period in the previous year. Gross profit for the nine months ended February 28, 1998 was 71.2%, compared with 47.2% in the same period in the previous year. The gross profit in the previous year was negatively impacted by provisions for declines in value of inventory and for write-downs of excess inventory. Gross profit in the current year reflects improved margins on the Company's newer products over its more mature products. Gross margins may decline in future periods as the Company enters higher volume markets.

Operating Expenses

Gross research and development expenses for the three months ended February 28, 1998 were $1.3 million, an increase of 47.5% over gross research and development expenses of $878,000 in the same period in the previous year, reflecting an increase in research and development staff levels from 38 personnel at February 28, 1997 to 60 personnel at February 28, 1998. Investment tax credits and government assistance for the three months ended February 28, 1998 were $226,000, an increase of 1.3% over investment tax credits and government assistance of $223,000 in the same period in the previous year. No grants were recorded in the three months ended February 28, 1998 compared to $95,000 in grants recorded in the same period in the previous year. This decline in grants was offset by an increase in tax credits earned as a result of the Company's increased research and development costs.
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Selling and marketing expenses for the three months ended February 28, 1998 were $935,000, an increase of 35.9% over selling and marketing expenses of $688,000 in the same period in the previous year. This increase was primarily as a result of increased staffing levels and increased commission expense on increased revenues.

General and administrative expenses for the three months ended February 28, 1998 were $304,000, an increase of 9.7% over general and administrative expenses of $277,000 in the same period in the previous year. This increase was as a result of increased staff levels.

There was no provision for income taxes in the three month period ended February 28, 1998 because the Company had investment tax credits, non-capital losses and unclaimed research and development expenditures available for carry-forward against taxes payable or taxable income. In the three month period ended February 28, 1997 there was no provision for income taxes because the Company had a net loss.

Balance Sheet

Cash and cash equivalents at February 28, 1998 increased to $31.6 million from $3.7 million at May 31, 1997, reflecting proceeds received on February 27, 1998 from an initial public offering of the Company's common shares.

Accounts receivable trade and inventory at February 28, 1998 increased to $2.5 million and $2.8 million, respectively from $915,000 and $1.8 million, respectively at May 31, 1997 as a result of increases in revenues. Accounts payable and accrued liabilities increased as a result of the inclusion of $1.5 million in costs relating to the initial public offering as well as general growth in the Company's business.

Shareholders' equity at February 28, 1998 reflects the conversion of all preference shares, common share purchase warrants and special and bonus warrants into common shares in the period, together with an initial public offering of the Company's common shares. Total common shares issued increased to 13.4 million at February 28, 1998 from 7.5 million at May 31, 1997 as a result of these transactions.
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                                 EXHIBIT INDEX

     Exhibit 1.(A) Press release, dated March 24, 1998, announcing the results of Genesis Microchip Inc. for the quarter ended February 28, 1998.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     GENESIS MICROCHIP INC.


                                     By: /s/ I. ERIC ERDMAN
                                         -------------------------------------
                                         I. Eric Erdman
                                         Secretary and Chief Financial Officer


Date:    April 6, 1998